Exhibit 4.36

Date:	18th November 2005

Our ref:	C&I/MACAU/MIA

CONFIDENTIAL

Pentalpha Macau Commercial Offshore Limited

21/F., Citicorp Centre, 18 Whitfield Road,

Causeway Bay,

Hong Kong.

Attn. : Mr. John Sham / Mr. Samuel Leung

Dear Sirs,

BANKING FACILITIES:

PENTALPHA MACAU COMMERCIAL OFFSHORE LIMITED

We are pleased to confirm that the Bank is willing to make available to your company (the “Company”) the following working capital facilities up to the amounts indicated.

1.	CURRENT ACCOUNT OVERDRAFT – HKD1,000,000.-

2.	TRADE FINANCE GROUP ALL (Discrepant Credit Bills Negotiated – with recourse) – HKD13,000,000.-

3.	TRADE FINANCE GROUP 1 – HKD13,000,000.-

4.	TRADE FINANCE GROUP 2 – HKD13,000,000.-

The above Trade Finance Groups All, 1 and 2 are complementary and the combined outstandings are not to exceed HKD13,000,000.-. For product availability of the Trade Finance facilities, please see the attachment to this letter.

Prior evidence of insurance is required for all “free on board” and “cost and freight” shipments under import letters of credit.

Usance period of export facilities is not to exceed 90 days.

Standard Chartered Bank Macau Branch Room 807, 8/F Office Tower, Macau Landmark Avenida da Amizade, Z. A. P. E. Macau	Tel Fax Swift	(853) 786 111 (853) 786 222 SCBLHKHHMAC

Incorporated in England with limited liability by Royal Charter 1853

The Principal Office of the Company is situated in England at 1 Aldermanbury Square London EC2V 7SB Reference Number ZC 18

Pentalpha Macau Commercial Offshore Limited	Page 2

Individual drawee acceptable to the Bank with drawee limit allowed at the Bank’s sole discretion.

INTEREST, COMMISSIONS AND FEES

Unless otherwise specified, interest on all sums advanced will be payable monthly in arrears at 1% per annum over Prime or HIBOR, whichever is higher. “Prime” means the rate which we announce or apply from time to time as our prime rate for lending Hong Kong Dollars and “HIBOR” means the rate which we determine to be the Hong Kong Interbank Offered Rate for the relevant period.

Commissions will be charged at our standard rates unless otherwise stipulated. Export bills will be discounted and import bills will be financed at our standard bills finance rates plus 0.25% per annum.

Letters of Credit Opening Commission
First USD50,000.-	1/4%
Balance	1/8%

A default rate of 8% per annum over Prime or HIBOR, whichever is higher, will apply to amounts not paid when due or in excess of agreed facility amounts. All past due bills shall bear interest at 4% per annum above the rates charged on your regular bills outstandings.

You shall pay to the Bank an arrangement fee of HKD15,000.-, payable on the date on which the Bank’s offer of the above facilities are accepted by you as signified by your counter-signing of this letter. The arrangement fee is non-refundable in any event. A handling fee in an amount to be mutually agreed will be payable on each anniversary of the date of this letter if the facilities are continuing. The fees will be debited to your current account

Whether or not the documentation for the above facilities is executed or the facilities are made available to you as contemplated following your acceptance of this letter, you shall forthwith on demand reimburse the Bank all out of pocket expenses (including but not limited to legal fees and disbursements) incurred by the Bank in connection with the facilities including, without limitation, the negotiation, preparation, execution and/or enforcement of this letter and the documentation referred to below.

Pentalpha Macau Commercial Offshore Limited	Page 3

AVAILABILITY AND REPAYMENT

The above facilities are subject to periodic review by the Bank at its discretion, and it is expressly agreed that they will at all times be available at the sole discretion of the Bank. Notwithstanding any other provisions contained in this letter or in any other document, the Bank will at all times have the right to require immediate payment and/or cash collateralisation of all or part of any sums actually or contingently owing to it, and the right to immediately terminate or suspend, in whole or in part, the facilities and all further utilisation of the facilities.

ASSIGNMENT

The Company may not assign or transfer all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) without the Bank’s prior written consent.

The Bank may at any time assign or transfer to any one or more banks or other financial institutions all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) or change its lending office.

DOCUMENTATION

Before the above facilities may be used, the enclosed copy of this letter and the Bank’s standard form General Customer Agreement must be signed by the Company and returned to us together with certified copies of appropriate authorising board resolutions.

The following documentation will also be required:

•	Unlimited corporate guarantee by Global-Tech Appliances Inc.

•	Certified true copies of the Company’s certificate of incorporation and memorandum and articles of association together with Offshore Services License issued by the Macau Institute for the Promotion of Commerce and Investment.

•	Certified original copies of audited financial statements of the Company and Global-Tech Appliances Inc. within 9 months after their financial year end. A signed original copy of the quarterly management accounts of Global-Tech Appliances Inc. within 120 days after the end of the relevant accounting period. Such other information as the Bank may request from time to time.

UNDERTAKING

The Company undertakes to the Bank that it will:

•	Immediately inform the Bank of any change of the Company’s directors or beneficial shareholders or amendment of its memorandum or articles of association.

Pentalpha Macau Commercial Offshore Limited	Page 4

By acceptance of this letter the Company gives consent to the Bank to disclose details of the Company’s account relationship with the Bank (including credit balances and any security given for the facilities) to all or any of the following persons (whether in or outside Hong Kong): (i) its Head Office and any of its offices, branches, related companies or associates, (ii) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank’s rights in relation to the Company’s accounts, (iii) any agent, contractor or third party service provider which provides services of any kind to the Bank in connection with the operation of its business, (iv) any financial institution with which the Company has or proposes to have dealings to enable credit checks to be conducted on the Company, and (v) any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches.

Please sign the enclosed copy of this letter and return it to the Bank at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong for the attention of Ms. Peggy Yiu, within one month after the date of this letter, after which this offer will lapse. This letter will be governed by Hong Kong SAR law.

We enclose a set of documents which should also be completed and returned to the Bank at the above-mentioned address. If you have any queries regarding the completion of the required documents, please contact Ms. Peggy Yiu, whose telephone number is 852-2282-6611. With regard to queries on banking arrangements, you can contact Mr. Monte Wong, whose telephone number is 852-2821-1863.

We are pleased to be of service to you and take this opportunity to thank you for your custom.

Yours faithfully,
For and on behalf of STANDARD CHARTERED BANK

/s/ John Sham
Authorized Signature

PF/EL/PY/htc

Encl.

Agreed.
For and on behalf of
PENTALPHA MACAU COMMERCIAL OFFSHORE LIMITED

/s/ John Sham

Pentalpha Macau Commercial Offshore Limited

Attachment Regarding Trade Finance Products

This attachment forms an integral part of our banking facility letter dated 18th November 2005.

You may use any product or aggregate of products in any one group up to the limit shown in the attached banking facility letter.

Trade Finance Group ALL

•	Discrepant Credit Bills Negotiated - with recourse

Trade Finance Group 1

•	Purchase of Documents against Payment Bills of Exchange secured by goods

•	Purchase of Documents against Acceptance Bills of Exchange with ECA/approved insurance cover

•	Import Letters of Credit - sight and usance

            - secured by goods

Trade Finance Group 2

•	Purchase of Documents against Acceptance Bills of Exchange without ECA/approved insurance cover

•	Purchase of Documents against Payment Bills of Exchange not secured by goods

•	Import Letters of Credit - sight and usance

            - not secured by goods